File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

WILSHIRE PRIVATE ASSETS MASTER FUND, WILSHIRE PRIVATE ASSETS FUND, BVK EUROPE OPPORTUNITIES FUND I, L.P., BVK EUROPE OPPORTUNITIES FUND II, L.P., BVK EUROPE OPPORTUNITIES FUND III, L.P., BVK EUROPE OPPORTUNITIES FUND IV, L.P., SUMMIT HILL CREDIT FUND, L.P., SUMMIT HILL REAL ASSETS FUND, L.P., SUMMIT HILL ALTERNATIVE YIELD FUND, L.P., WILSHIRE BVV EUROPE VENTURE FUND, L.P. (SERIES I), WILSHIRE BVV EUROPE, L.P. (SERIES I), WILSHIRE BVV EUROPE, L.P. (SERIES II), WILSHIRE BVV EUROPE, L.P. (SERIES III), WILSHIRE BVV EUROPE, L.P. (SERIES IV), WILSHIRE BVV EUROPE, L.P. (SERIES V), WILSHIRE BVV EUROPE, L.P. (SERIES VI), WILSHIRE BVV EUROPE, L.P. (SERIES VII), WILSHIRE BVV U.S., L.P. (SERIES I), WILSHIRE BVV U.S., L.P. (SERIES II), WILSHIRE BVV U.S., L.P. (SERIES III), WILSHIRE BVV U.S., L.P. (SERIES IV), WILSHIRE BVV U.S., L.P. (SERIES V), WILSHIRE BVV U.S., L.P. (SERIES VI), WILSHIRE BVV U.S., L.P. (SERIES VII), WILSHIRE BVV U.S., L.P. (SERIES VIII), WILSHIRE GLOBAL PRIVATE MARKETS FUND IX, L.P., WILSHIRE NEW WAVES FUND, L.P., WILSHIRE PRIVATE CREDIT ANNUAL FUND SERIES, L.P., 2022 WILSHIRE PRIVATE CREDIT ANNUAL FUND SERIES, L.P., 2025 WILSHIRE PRIVATE CREDIT ANNUAL FUND SERIES, L.P., WILSHIRE PRIVATE EQUITY ANNUAL FUND SERIES, L.P., 2022 WILSHIRE PRIVATE EQUITY ANNUAL FUND SERIES, L.P., WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND I, L.P., WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND II, L.P., WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND III, L.P., WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND IV, L.P., WILSHIRE PRIVATE MARKETS REAL ESTATE FAMILY OFFICE FUND I, L.P., MILL CREEK WILSHIRE PRIVATE EQUITY 2022, L.P., MILL CREEK WILSHIRE PRIVATE EQUITY 2024, L.P., WILSHIRE-BBI UK VC CO-INVEST LP, WILSHIRE EUROPEAN VENTURE CAPITAL FUND II SCSP, WILSHIRE EUROPEAN VENTURE CAPITAL FUND III SCSP, WILSHIRE MNCPPC EMPLOYEES’ RETIREMENT GLOBAL SYSTEM, L.P., WILSHIRE MNCPPC EMPLOYEES’ RETIREMENT SYSTEM GLOBAL, L.P. (SERIES II), WILSHIRE MNCPPC EMPLOYEES’ RETIREMENT SYSTEM GLOBAL, L.P. (SERIES III), WILSHIRE EUROPEAN PRIVATE MARKETS FUND VIII, L.P., WILSHIRE PRIVATE MARKETS OPPORTUNITIES FUND II-B, L.P., WILSHIRE U.S. PRIVATE MARKETS FUND VII, L.P., WILSHIRE U.S. PRIVATE MARKETS FUND VIII, L.P., WILSHIRE ASIA PRIVATE MARKETS FUND VIII, L.P., WILSHIRE ALTERNATIVE YIELD SOLUTIONS FUND, L.P., WILSHIRE OFFSHORE ALTERNATIVE YIELD SOLUTIONS LTD., WILSHIRE ADVISORS LLC

Wilshire Advisors LLC
1299 Ocean Avenue, Suite 600
Santa Monica, CA 90401

All Communications, Notices and Orders to:

Jason Hubschman
Wilshire Advisors LLC
320 Park Avenue, 7th Floor
Suite A
New York, NY 10022
(212) 205-4100

Copies to:

Thomas D. Peeney, Esq. Paul Hastings LLP 200 Park Avenue New York, NY 10166 (212) 318-6095	Patrick Dennis, Esq. Wilshire Advisors LLC 1299 Ocean Avenue, Suite 600 Santa Monica, CA 90401 (310) 451-3051	John J. O’Brien, Esq. Morgan, Lewis & Bockius LLP 2222 Market Street Philadelphia, Pennsylvania 19103 (215) 963-4969

This Application (including Exhibits) contains 48 pages

As filed with the Securities and Exchange Commission on September 3, 2025

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on April 23, 2025 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	Wilshire Private Assets Fund (the “Feeder Fund”) is a Delaware statutory trust that is registered under the Act as a non-diversified, closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the Act;

•	Wilshire Private Assets Master Fund (the “Master Fund,” and together with the Feeder Fund, the “Existing Regulated Funds” or the “Funds”), is a Delaware statutory trust that is also registered under the Act as a non-diversified, closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the Act;

•	Wilshire Advisors LLC, an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which serves as the investment adviser to the Existing Regulated Funds and the Existing Affiliated Funds (as defined below), on behalf of itself and its successors (“Wilshire,” or the “Existing Adviser”);[3]

•	The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and qualifies as an Affiliated Fund under the Prior Order and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds,” and together with the Existing Regulated Funds and the Existing Adviser, the “Applicants”).[4]

[1].	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2].	Wilshire Private Assets Fund, et al. (File No. 812-15664), Release No. IC-35508 (March 25, 2025) (notice), Release No. IC-35553 (April 23, 2025) (order).

[3].	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

[4].	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

[5].	“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6].	“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly-or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser. To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7].	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[8].	“Adviser” means the Existing Adviser, and any other investment adviser controlling, controlled by, or under common control with the Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[9].	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	Wilshire Private Assets Fund and Wilshire Private Assets Master Fund

The Feeder Fund was organized under the Delaware Statutory Trust Act on March 13, 2020, and is registered under the Act as a non-diversified, closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the Act. The Feeder Fund and the Master Fund are part of a “master-feeder” structure that operates as a “fund of funds” to provide a means for investors to participate in investments in various alternative investment funds. The Feeder Fund’s investment objective is to provide efficient access to the private markets with the goals of offering long-term capital appreciation and current income. The Feeder Fund pursues its investment objective by investing substantially all of its assets in the Master Fund. The Master Fund was organized under the Delaware Statutory Trust Act on March 13, 2020, and is also registered under the Act as a non-diversified, closed-end management investment company that operates as an interval fund. The Feeder Fund and the Master Fund are advised by Wilshire. The principal place of business of the Funds is One Freedom Valley Drive, Oaks, Pennsylvania 19456. The Feeder Fund and the Master Fund have elected to be treated as regulated investment companies (“RICs”) under Subchapter M of the Internal Revenue Code of 1986, as amended, and intend to comply with the requirements to qualify for the tax treatment applicable to RICs.

The Master Fund has the same investment objective as the Feeder Fund. The Master Fund seeks to achieve its investment objective by investing in (1) private equity investments consisting of buyout, venture capital, growth capital, and special situations investments; (2) private real assets investments consisting of real estate, energy, infrastructure, and natural resources; and (3) private credit investments consisting of direct lending, distressed debt, and mezzanine debt and alternative yield investments such as niche (sector) credit, specialized asset-based lending, risk transfer strategies, and intangible asset investments. The Master Fund’s assets are invested primarily in a diverse portfolio of investments in underlying private funds acquired in primary offerings and secondary transactions, and direct co-investments in private portfolio companies. The Feeder Fund and the Master Fund are each managed under the direction of a separate board (the “Board”) comprised of six persons, five of whom are not “interested” persons of such Funds within the meaning of Section 2(a)(19) of the Act (the “Independent Trustees”).10 Membership of each such Board complies in all respects with the requirements of the Act, including with respect to the Independent Trustees.

B.	The Existing Affiliated Funds

The Existing Affiliated Funds are investment funds each of whose investment adviser is Wilshire and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act. A list of the Existing Affiliated Funds is included on Appendix A hereto.

C.	Wilshire

Wilshire, located at 1299 Ocean Avenue, Suite 600, Santa Monica, California 90401, is a Delaware limited liability company that is registered as an investment adviser with the Commission under the Advisers Act. Wilshire currently serves as the investment adviser to the Existing Regulated Funds and the Existing Affiliated Funds. Wilshire provides diverse discretionary and non-discretionary investment advisory and management services and products to funds, accounts, investors, and intermediaries. Wilshire has been advising clients on private equity strategies since 1984 and has been investing discretionary capital since 1997.

Wilshire is controlled by Monica Holdco (US), Inc. Monica Holdco (US), Inc. is in turn indirectly controlled by CC Monica Holdings, LLC, and Motive Monica LP. CC Monica Holdings, LLC is advised by CC Capital, a private investment firm based in New York City. Motive Monica LP is advised by Motive Partners, a specialist private equity firm with offices in New York City and London. Applicants note that, since none of Monica Holdco (US) Inc., CC Monica Holdings, LLC, and Motive Monica LP will be the source of any potential Co-Investment Transactions under the requested Order, no such entities have been included as Applicants.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-l thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-l thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

[10].	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any ‘‘joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Adviser and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.        Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

2.        Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

[11].	Rule 17d-l (c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company ... and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking…”

[12].	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[13].	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[14].	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

3.        Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

4.        No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.        Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

6.        Dispositions:

(a)       Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)      Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

[15].	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[16].	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

[17].	The Affiliated Entities may adopt shared Co-Investment Policies.

[18].	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[19].	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

7.        Board Oversight

(a)       Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)      Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)       At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)      Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)       The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.        Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20

9.        In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

[20].	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Jason Hubschman
Wilshire Advisors LLC
320 Park Avenue, 7th Floor
Suite A
New York, NY 10022
(212) 205-4100

Please address any questions, and a copy of any communications, concerning this Application, the Notice and the Order to:

Thomas D. Peeney, Esq.
Paul Hastings LLP
200 Park Avenue
New York, NY 10166
(212) 318-6095
thomaspeeney@paulhastings.com

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

[21].	See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc., et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

The Applicants have caused this Application to be duly signed on their behalf on the 3rd day of September, 2025.

Wilshire Private Assets Master Fund

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire Private Assets Fund

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

BVK Europe Opportunities Fund I, L.P.

By: Wilshire BVK Europe, LLC, its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

BVK Europe Opportunities Fund II, L.P.

By: Wilshire BVK Europe II, LLC, its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

BVK Europe Opportunities Fund III, L.P.

By: Wilshire BVK Europe III, LLC, its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

BVK Europe Opportunities Fund IV, L.P.

By: Wilshire BVK Europe IV, LLC, its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

Summit Hill Credit Fund, L.P.

By: Wilshire Summit Hill Credit, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Summit Hill Real Assets Fund, L.P.

By: Wilshire Summit Hill Real Assets, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Summit Hill Alternative Yield Fund, L.P.

By: Wilshire Summit Hill Alternative Yield Fund GP, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire BVV Europe Venture Fund, L.P. (Series I)

By: Wilshire BVV Europe Venture Fund, LLC, its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

Wilshire BVV Europe, L.P. (Series I)

By: Wilshire BVV Europe, LLC (Series I), its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

Wilshire BVV Europe, L.P. (Series II)

By: Wilshire BVV Europe, LLC (Series II), its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

Wilshire BVV Europe, L.P. (Series III)

By: Wilshire BVV Europe, LLC (Series III), its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

Wilshire BVV Europe, L.P. (Series IV)

By: Wilshire BVV Europe, LLC (Series IV), its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

Wilshire BVV Europe, L.P. (Series V)

By: Wilshire BVV Europe, LLC (Series V), its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

Wilshire BVV Europe, L.P. (Series VI)

By: Wilshire BVV Europe, LLC (Series VI), its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

Wilshire BVV Europe, L.P. (Series VII)

By: Wilshire BVV Europe, LLC (Series VII), its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

Wilshire BVV U.S., L.P. (Series I)

By: Wilshire BVV U.S., LLC (Series I), its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire BVV U.S., L.P. (Series II)

By: Wilshire BVV U.S., LLC (Series II), its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire BVV U.S., L.P. (Series III)

By: Wilshire BVV U.S., LLC (Series III), its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire BVV U.S., L.P. (Series IV)

By: Wilshire BVV U.S., LLC (Series IV), its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire BVV U.S., L.P. (Series V)

By: Wilshire BVV U.S., LLC (Series V), its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire BVV U.S., L.P. (Series VI)

By: Wilshire BVV U.S., LLC (Series VI), its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire BVV U.S., L.P. (Series VII)

By: Wilshire BVV U.S., LLC (Series VII), its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire BVV U.S., L.P. (Series VIII)

By: Wilshire BVV U.S., LLC (Series VIII), its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire Global Private Markets Fund IX, L.P.

By: Wilshire Global Private Markets IX, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire New Waves Fund, L.P.

By: Wilshire New Waves, LLC, its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

Wilshire Private Credit Annual Fund Series, L.P.

By: Wilshire Private Credit GP, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

2022 Wilshire Private Credit Annual Fund Series, L.P.

By: 2022 Wilshire Private Credit GP, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

2025 Wilshire Private Credit Annual Fund Series, L.P.

By: 2025 Wilshire Private Credit GP, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire Private Equity Annual Fund Series, L.P.

By: Wilshire Private Equity GP, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

2022 Wilshire Private Equity Annual Fund Series, L.P.

By: 2022 Wilshire Private Equity GP, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire Private Markets Family Office Fund I, L.P.

By: Wilshire Private Markets Family Office I, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire Private Markets Family Office Fund II, L.P.

By: Wilshire Private Markets Family Office II, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire Private Markets Family Office Fund III, L.P.

By: Wilshire Private Markets Family Office III, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire Private Markets Family Office Fund IV, L.P.

By: Wilshire Private Markets Family Office IV, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire Private Markets Real Estate Family Office Fund I, L.P.

By: Wilshire Private Markets Real Estate Family Office I, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Mill Creek Wilshire Private Equity 2022, L.P.

By: Mill Creek Wilshire Private Equity 2022 GP, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Mill Creek Wilshire Private Equity 2024, L.P.

By: Mill Creek Wilshire Private Equity 2024 GP, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire-BBI UK VC Co-Invest LP

By: Wilshire-BBI UK VC Co-Invest GP LLP, its general partner

/s/ William Roxburgh
Name: William Roxburgh
Title: Class A Board Member

/s/ Michael Wauters
Name: Monica Holdco (UK) Limited represented by Michael Wauters
Title: Class B Board Member

Wilshire European Venture Capital Fund II SCSp

By: Wilshire European Venture Capital Fund II GP S.à r.l., its general partner

/s/ Christian Schwan
Name: Christian Schwan
Title: Class A Manager

/s/ Michael Wauters
Name: Wilshire Global Advisors LLC, represented by Michael Wauters
Title: Class B Manager

Wilshire European Venture Capital Fund III SCSp

By: Wilshire European Venture Capital Fund III GP S.à r.l., its general partner

/s/ Christian Schwan
Name: Christian Schwan
Title: Class A Manager

/s/ Erin Simpson
Name: Erin Simpson
Title: Class B Manager

Wilshire MNCPPC Employees’ Retirement System Global, L.P.

By: Wilshire MNCPPC Employees’ Retirement System Global, LLC (Series I)

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire MNCPPC Employees’ Retirement System Global, L.P. (Series II)

By: Wilshire MNCPPC Employees’ Retirement System Global, LLC (Series II)

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire MNCPPC Employees’ Retirement System Global, L.P. (Series III)

By: Wilshire MNCPPC Employees’ Retirement System Global, LLC (Series III)

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire European Private Markets Fund VIII, L.P.

By: Wilshire European Private Markets VIII, LLC, its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

Wilshire Private Markets Opportunities Fund II-B, L.P.

By: Wilshire Private Markets Opportunities II-B, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire U.S. Private Markets Fund VII, L.P.

By: Wilshire U.S. Private Markets Fund VII, L.P., its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire U.S. Private Markets Fund VIII, L.P.

By: Wilshire U.S. Private Markets Fund VIII, L.P., its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire Asia Private Markets Fund VIII, L.P.

By: Wilshire Asia Private Markets Fund VIII, LLC, its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

Wilshire Alternative Yield Solutions, L.P.

By: Wilshire Alternative Yield Solutions Fund, LLC, its general partner

By: Wilshire Global Advisors LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire Offshore Alternative Yield Solutions Ltd.

By: Wilshire Advisors LLC, its investment manager

/s/ Erin Simpson
Name: Erin Simpson
Title: Authorized Signatory

Wilshire Advisors LLC

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

APPENDIX A

Existing Affiliated Funds

BVK Europe Opportunities Fund I, L.P.

BVK Europe Opportunities Fund II, L.P.

BVK Europe Opportunities Fund III, L.P.

BVK Europe Opportunities Fund IV, L.P.

Summit Hill Credit Fund, L.P.

Summit Hill Real Assets Fund, L.P.

Summit Hill Alternative Yield Fund, L.P.

Wilshire BVV Europe Venture Fund, L.P. (Series I)

Wilshire BVV Europe, L.P. (Series I)

Wilshire BVV Europe, L.P. (Series II)

Wilshire BVV Europe, L.P. (Series III)

Wilshire BVV Europe, L.P. (Series IV)

Wilshire BVV Europe, L.P. (Series V)

Wilshire BVV Europe, L.P. (Series VI)

Wilshire BVV Europe, L.P. (Series VII)

Wilshire BVV U.S., L.P. (Series I)

Wilshire BVV U.S., L.P. (Series II)

Wilshire BVV U.S., L.P. (Series III)

Wilshire BVV U.S., L.P. (Series IV)

Wilshire BVV U.S., L.P. (Series V)

Wilshire BVV U.S., L.P. (Series VI)

Wilshire BVV U.S., L.P. (Series VII)

Wilshire BVV U.S., L.P. (Series VIII)

Wilshire Global Private Markets Fund IX, L.P.

Wilshire New Waves Fund, L.P.

Wilshire Private Credit Annual Fund Series, L.P.

2022 Wilshire Private Credit Annual Fund Series, L.P.

2025 Wilshire Private Credit Annual Fund Series, L.P.

Wilshire Private Equity Annual Fund Series, L.P.

2022 Wilshire Private Equity Annual Fund Series, L.P.

Wilshire Private Markets Family Office Fund I, L.P.

Wilshire Private Markets Family Office Fund II, L.P.

Wilshire Private Markets Family Office Fund III, L.P.

Wilshire Private Markets Family Office Fund IV, L.P.

Wilshire Private Markets Real Estate Family Office Fund I, L.P.

Mill Creek Wilshire Private Equity 2022, L.P.

Mill Creek Wilshire Private Equity 2024, L.P.

Wilshire BBI UK VC Co-Invest LP

Wilshire European Venture Capital Fund II SCSp

Wilshire European Venture Capital Fund III SCSp

Wilshire MNCPPC Employees’ Retirement System Global, L.P.

Wilshire MNCPPC Employees’ Retirement System Global, L.P. (Series II)

Wilshire MNCPPC Employees’ Retirement System Global, L.P. (Series III)

Wilshire European Private Markets Fund VIII, L.P.

Wilshire Private Markets Opportunities Fund II-B, L.P.

Wilshire U.S. Private Markets Fund VII, L.P.

Wilshire U.S. Private Markets Fund VIII, L.P.

Wilshire Asia Private Markets Fund VIII, L.P.

Wilshire Alternative Yield Solutions Fund, L.P.

Wilshire Offshore Alternative Yield Solutions Ltd.

EXHIBIT A-1
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of September 3, 2025, for and on behalf of Wilshire Private Assets Master Fund, that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Wilshire Private Assets Master Fund

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

EXHIBIT A-2
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of September 3, 2025, for and on behalf of Wilshire Private Assets Fund, that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Wilshire Private Assets Fund

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

EXHIBIT A-3
VERIFICATION

The undersigned states that she has duly executed the attached Application dated as of September 3, 2025, for and on behalf of BVK Europe Opportunities Fund I, L.P., BVK Europe Opportunities Fund II, L.P., BVK Europe Opportunities Fund III, L.P., and BVK Europe Opportunities Fund IV, L.P, that she is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that she is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of her knowledge, information and belief.

BVK Europe Opportunities Fund I, L.P.

By: Wilshire BVK Europe, LLC, its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

BVK Europe Opportunities Fund II, L.P.

By: Wilshire BVK Europe II, LLC, its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

BVK Europe Opportunities Fund III, L.P.

By: Wilshire BVK Europe III, LLC, its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

BVK Europe Opportunities Fund IV, L.P.

By: Wilshire BVK Europe IV, LLC, its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

EXHIBIT A-4
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of September 3, 2025, for and on behalf of Summit Hill Credit Fund, L.P., that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Summit Hill Credit Fund, L.P.

By: Wilshire Summit Hill Credit, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

EXHIBIT A-5
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of September 3, 2025, for and on behalf of Summit Hill Real Assets Fund, L.P., that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Summit Hill Real Assets Fund, L.P.

By: Wilshire Summit Hill Real Assets, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

EXHIBIT A-6
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of September 3, 2025, for and on behalf of Summit Hill Alternative Yield Fund, L.P., that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Summit Hill Alternative Yield Fund, L.P.

By: Wilshire Summit Hill Alternative Yield Fund GP, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

EXHIBIT A-7
VERIFICATION

The undersigned states that she has duly executed the attached Application dated as of September 3, 2025, for and on behalf of Wilshire BVV Europe Venture Fund, L.P. (Series I), that she is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that she is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of her knowledge, information and belief.

Wilshire BVV Europe Venture Fund, L.P. (Series I)

By: Wilshire BVV Europe Venture Fund, LLC, its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

EXHIBIT A-8
VERIFICATION

The undersigned states that she has duly executed the attached Application dated as of September 3, 2025, for and on behalf of Wilshire BVV Europe, L.P. (Series I), Wilshire BVV Europe, L.P. (Series II), Wilshire BVV Europe, L.P. (Series III), Wilshire BVV Europe, L.P. (Series IV), Wilshire BVV Europe, L.P. (Series V), Wilshire BVV Europe, L.P. (Series VI), and Wilshire BVV Europe, L.P. (Series VII), that she is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that she is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of her knowledge, information and belief.

Wilshire BVV Europe, L.P. (Series I)

By: Wilshire BVV Europe, LLC (Series I), its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

Wilshire BVV Europe, L.P. (Series II)

By: Wilshire BVV Europe, LLC (Series II), its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

Wilshire BVV Europe, L.P. (Series III)

By: Wilshire BVV Europe, LLC (Series III), its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

Wilshire BVV Europe, L.P. (Series IV)

By: Wilshire BVV Europe, LLC (Series IV), its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

Wilshire BVV Europe, L.P. (Series V)

By: Wilshire BVV Europe, LLC (Series V), its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

Wilshire BVV Europe, L.P. (Series VI)

By: Wilshire BVV Europe, LLC (Series VI), its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

Wilshire BVV Europe, L.P. (Series VII)

By: Wilshire BVV Europe, LLC (Series VII), its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

EXHIBIT A-9
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of September 3, 2025, for and on behalf of Wilshire BVV U.S., L.P. (Series I), Wilshire BVV U.S., L.P. (Series II), Wilshire BVV U.S., L.P. (Series III), Wilshire BVV U.S., L.P. (Series IV), Wilshire BVV U.S., L.P. (Series V), Wilshire BVV U.S., L.P. (Series VI), Wilshire BVV U.S., L.P (Series VII), and Wilshire BVV U.S., L.P. (Series VIII), that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Wilshire BVV U.S., L.P. (Series I)

By: Wilshire BVV U.S., LLC (Series I), its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire BVV U.S., L.P. (Series II)

By: Wilshire BVV U.S., LLC (Series II), its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire BVV U.S., L.P. (Series III)

By: Wilshire BVV U.S., LLC (Series III), its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire BVV U.S., L.P. (Series IV)

By: Wilshire BVV U.S., LLC (Series IV), its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire BVV U.S., L.P. (Series V)

By: Wilshire BVV U.S., LLC (Series V), its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire BVV U.S., L.P. (Series VI)

By: Wilshire BVV U.S., LLC (Series VI), its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire BVV U.S., L.P. (Series VII)

By: Wilshire BVV U.S., LLC (Series VII), its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire BVV U.S., L.P. (Series VIII)

By: Wilshire BVV U.S., LLC (Series VIII), its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

EXHIBIT A-10
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of September 3, 2025, for and on behalf of Wilshire Global Private Markets Fund IX, L.P., that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Wilshire Global Private Markets Fund IX, L.P.

By: Wilshire Global Private Markets IX, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

EXHIBIT A-11
VERIFICATION

The undersigned states that she has duly executed the attached Application dated as of September 3, 2025, for and on behalf of Wilshire New Waves Fund, L.P., that she is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that she is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of her knowledge, information and belief.

Wilshire New Waves Fund, L.P.

By: Wilshire New Waves, LLC, its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

EXHIBIT A-12
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of September 3, 2025, for and on behalf of Wilshire Private Credit Annual Fund Series, L.P., 2022 Wilshire Private Credit Annual Fund Series, L.P., and 2025 Wilshire Private Credit Annual Fund Series, L.P., that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Wilshire Private Credit Annual Fund Series, L.P.

By: Wilshire Private Credit GP, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

2022 Wilshire Private Credit Annual Fund Series, L.P.

By: 2022 Wilshire Private Credit GP, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

2025 Wilshire Private Credit Annual Fund Series, L.P.

By: 2025 Wilshire Private Credit GP, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

EXHIBIT A-13
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of September 3, 2025, for and on behalf of Wilshire Private Equity Annual Fund Series, L.P., and 2022 Wilshire Private Equity Annual Fund Series, L.P., that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Wilshire Private Equity Annual Fund Series, L.P.

By: Wilshire Private Equity GP, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

2022 Wilshire Private Equity Annual Fund Series, L.P.

By: 2022 Wilshire Private Equity GP, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

EXHIBIT A-14
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of September 3, 2025, for and on behalf of Wilshire Private Markets Family Office Fund I, L.P., Wilshire Private Markets Family Office Fund II, L.P., Wilshire Private Markets Family Office Fund III, L.P. and Wilshire Private Markets Family Office Fund IV, L.P., that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Wilshire Private Markets Family Office Fund I, L.P.

By: Wilshire Private Markets Family Office I, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire Private Markets Family Office Fund II, L.P.

By: Wilshire Private Markets Family Office II, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire Private Markets Family Office Fund III, L.P.

By: Wilshire Private Markets Family Office III, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire Private Markets Family Office Fund IV, L.P.

By: Wilshire Private Markets Family Office IV, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

EXHIBIT A-15
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of September 3, 2025, for and on behalf of Wilshire Private Markets Real Estate Family Office Fund I, L.P., that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Wilshire Private Markets Real Estate Family Office Fund I, L.P.

By: Wilshire Private Markets Real Estate Family Office I, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

EXHIBIT A-16
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of September 3, 2025, for and on behalf of Mill Creek Wilshire Private Equity 2022, L.P. and Mill Creek Wilshire Private Equity 2024, L.P., that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Mill Creek Wilshire Private Equity 2022, L.P.

By: Mill Creek Wilshire Private Equity 2022 GP, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Mill Creek Wilshire Private Equity 2024, L.P.

By: Mill Creek Wilshire Private Equity 2024 GP, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

EXHIBIT A-17
VERIFICATION

The undersigned states that they have duly executed the attached Application dated as of September 3, 2025, for and on behalf of Wilshire-BBI UK VC Co-Invest LP, that they are the authorized signatories of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that they are familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of their knowledge, information and belief.

Wilshire-BBI UK VC Co-Invest LP

By: Wilshire-BBI UK VC Co-Invest GP LLP, its general partner

/s/ William Roxburgh
Name: William Roxburgh
Title: Class A Board Member

/s/ Michael Wauters
Name: Monica Holdco (UK) Limited represented by Michael Wauters
Title: Class B Board Member

EXHIBIT A-18
VERIFICATION

The undersigned states that they have duly executed the attached Application dated as of September 3, 2025, for and on behalf of Wilshire European Venture Capital Fund II SCSp and Wilshire European Venture Capital Fund III SCSp, that they are the authorized signatories of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that they are familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of their knowledge, information and belief.

Wilshire European Venture Capital Fund II SCSp

By: Wilshire European Venture Capital Fund II GP S.à r.l., its general partner

/s/ Christian Schwan
Name: Christian Schwan
Title: Class A Manager

/s/ Michael Wauters
Name: Wilshire Global Advisors LLC, represented by Michael Wauters
Title: Class B Manager

Wilshire European Venture Capital Fund III SCSp

By: Wilshire European Venture Capital Fund III GP S.à r.l., its general partner

/s/ Christian Schwan
Name: Christian Schwan
Title: Class A Manager

/s/ Erin Simpson
Name: Erin Simpson
Title: Class B Manager

EXHIBIT A-19
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of September 3, 2025, for and on behalf of Wilshire MNCPPC Employees’ Retirement System Global, L.P., Wilshire MNCPPC Employees’ Retirement System Global, L.P. (Series II), and Wilshire MNCPPC Employees’ Retirement System Global, L.P. (Series III), that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Wilshire MNCPPC Employees’ Retirement System Global, L.P.

By: Wilshire MNCPPC Employees’ Retirement System Global, LLC (Series I)

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire MNCPPC Employees’ Retirement System Global, L.P. (Series II)

By: Wilshire MNCPPC Employees’ Retirement System Global, LLC (Series II)

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire MNCPPC Employees’ Retirement System Global, L.P. (Series III)

By: Wilshire MNCPPC Employees’ Retirement System Global, LLC (Series III)

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

EXHIBIT A-20
VERIFICATION

The undersigned states that she has duly executed the attached Application dated as of September 3, 2025, for and on behalf of Wilshire European Private Markets Fund VIII, L.P., that she is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that she is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of her knowledge, information and belief.

Wilshire European Private Markets Fund VIII, L.P.

By: Wilshire European Private Markets VIII, LLC, its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

EXHIBIT A-21
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of September 3, 2025, for and on behalf of Wilshire Private Markets Opportunities Fund II-B, L.P., that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Wilshire Private Markets Opportunities Fund II-B, L.P.

By: Wilshire Private Markets Opportunities II-B, LLC, its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

EXHIBIT A-22
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of September 3, 2025, for and on behalf of Wilshire U.S. Private Markets Fund VII, L.P. and Wilshire U.S. Private Markets Fund VIII, L.P., that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Wilshire U.S. Private Markets Fund VII, L.P.

By: Wilshire U.S. Private Markets Fund VII, L.P., its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire U.S. Private Markets Fund VIII, L.P.

By: Wilshire U.S. Private Markets Fund VIII, L.P., its general partner

By: Wilshire Global Advisors, LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

EXHIBIT A-23
VERIFICATION

The undersigned states that she has duly executed the attached Application dated as of September 3, 2025, for and on behalf of Wilshire Asia Private Markets Fund VIII, L.P., that she is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that she is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of her knowledge, information and belief.

Wilshire Asia Private Markets Fund VIII, L.P.

By: Wilshire Asia Private Markets VIII, LLC, its general partner

By: Monica Holdco (UK) Limited, its managing member

/s/ Emily Brown
Name: Emily Brown
Title: Authorized Signatory

EXHIBIT A-24
VERIFICATION

The undersigned states that they have duly executed the attached Application dated as of September 3, 2025, for and on behalf of Wilshire Alternative Yield Solutions Fund, L.P. and Wilshire Offshore Alternative Yield Solutions Ltd., that they are the authorized signatories of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that they are familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of their knowledge, information and belief.

Wilshire Alternative Yield Solutions Fund, L.P.

By: Wilshire Alternative Yield Solutions Fund, LLC, its general partner

By: Wilshire Global Advisors LLC, its managing member

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

Wilshire Offshore Alternative Yield Solutions Ltd.

By: Wilshire Advisors LLC, its investment manager

/s/ Erin Simpson
Name: Erin Simpson
Title: Authorized Signatory

EXHIBIT A-25
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of September 3, 2025, for and on behalf of Wilshire Advisors LLC, that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Wilshire Advisors LLC

/s/ Jason Hubschman
Name: Jason Hubschman
Title: Authorized Signatory

EXHIBIT B-1
RESOLUTIONS OF THE BOARD OF TRUSTEES OF
WILSHIRE PRIVATE ASSETS MASTER FUND

RESOLVED, that the officers of Wilshire Private Assets Master Fund (the “Fund”) be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name, to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act (“Rule 17d-1”), authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1; and

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and

FURTHER RESOLVED, that all acts previously done by any officer of the Fund, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund.

EXHIBIT B-2
RESOLUTIONS OF THE BOARD OF TRUSTEES OF
WILSHIRE PRIVATE ASSETS FUND

RESOLVED, that the officers of Wilshire Private Assets Fund (the “Fund”) be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name, to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act (“Rule 17d-1”), authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1; and

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and

FURTHER RESOLVED, that all acts previously done by any officer of the Fund, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund.